SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, September 29, 2015 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, hereby announces its preliminary air traffic figures for August and year to date (8M15). Comparisons refer to the same period in 2014.

GOL Highlights

|           GOL decreased domestic supply in August by 0.6%, in line with its forecast fall of between 2 and 4% in the second half, equivalent to a fall by up to 1% in 2015.

|           Domestic demand reduced by 2.8% in the month, leading to a load factor of 76.1%, a drop of 1.7 p.p. compared to August 2014. Year to date, the increase is 4.7%, 2.0 p.p. higher over the same period in 2014, totaling 79.0% in 2015.

|           The international market capacity increased by 2.2% and demand showed an improvement of 3.5% in the month, registering a load factor of 72.9%, up 1.0 p.p. compared to August 2014.

|           We recorded a total of 3.1 million passengers transported in the month, a decrease of 7.5% compared to August 2014. Year to date, we transported 26.3 million passengers, 1.7% higher if compared to the same period 2014.

|           The average applied fares in August were higher than those in the second quarter of 2015.

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aereas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 73 destinations, 17 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

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Operating data*	Aug/15	Aug/14	% Var.	8M15	8M14	% Var.	Aug/15 LTM	Aug/15 LTM	% Var.
Total System
ASK (mm)	4,043	4,054	-0.3%	33,436	32,468	3.0%	50,472	49,085	2.8%
RPK (mm)	3,059	3,123	-2.0%	26,085	24,771	5.3%	39,398	37,077	6.3%
Load Factor	75.7%	77.0%	-1.3 p.p	78.0%	76.3%	1.7 p.p	78.1%	75.5%	2.6 p.p
Pax on board	3,063	3,310	-7.5%	26,304	25,862	1.7%	40,191	38,871	3.4%
Domestic
ASK (mm)	3,479	3,501	-0.6%	29,093	28,500	2.1%	43,966	43,307	1.5%
RPK (mm)	2,647	2,725	-2.8%	22,971	21,949	4.7%	34,753	33,044	5.2%
Load Factor	76.1%	77.8%	-1.7 p.p	79.0%	77.0%	2.0 p.p	79.0%	76.3%	2.7 p.p
Pax on board	2,877	3,122	-7.8%	24,871	24,486	1.6%	38,047	36,895	3.1%
International
ASK (mm)	565	553	2.2%	4,343	3,968	9.5%	6,506	5,777	12.6%
RPK (mm)	412	398	3.5%	3,114	2,822	10.3%	4,645	4,033	15.2%
Load Factor	72.9%	71.9%	1.0 p.p	71.7%	71.1%	0.6 p.p	71.4%	69.8%	1.6 p.p
Pax on board	186	189	-1.8%	1,434	1,376	4.2%	2,144	1,976	8.5%

*Source: National Civil Aviation Agency (ANAC) and the Company for the current month.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.